Filed by Vital Therapies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended

Subject Company: Vital Therapies, Inc.

Commission File No.: 001-36201

February 6, 2019

Immunic Therapeutics to Present at the

BIO CEO & Investor Conference on February 11

Planegg-Martinsried, Germany, February 6, 2019 – Immunic AG (Immunic), a privately-held clinical-stage biotechnology company, today announced that Daniel Vitt, Ph.D., Chief Executive Officer of Immunic, will present at the BIO CEO & Investor Conference on Monday, February 11, 2019 at 9:45 am ET at the New York Marriott Marquis, in the Chelsea room.

To view the live webcast, please follow this link: Immunic BIO CEO webcast link. A replay of the webcast will be available one hour after the conclusion of the live event and will expire on Thursday, May 9, 2019. The webcast also will be available for viewing on Immunic’s website at: www.immunic-therapeutics.com under the “News” tab.

About Immunic AG

Immunic AG is a specialist in selective oral drugs in immunology and focused on developing novel oral therapies with best-in-class potential for chronic inflammatory and autoimmune diseases. The company’s three development programs target inflammatory bowel diseases, relapsing-remitting multiple sclerosis, and psoriasis and include orally available, small molecule inhibitors of DHODH (IMU-838 program), an inverse agonist of RORgt (IMU-935 program), and IMU-856 (targeting intestinal barrier function). Immunic’s lead development program, IMU-838, is currently in phase 2 clinical development for ulcerative colitis, with additional phase 2 trials in Crohn’s disease, relapsing-remitting multiple sclerosis, and primary sclerosing cholangitis planned for 2019. The company was founded in 2016 with headquarters in Planegg-Martinsried, Germany. Immunic is privately held and supported by several renowned healthcare investors. For further information, please see: www.immunic-therapeutics.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements relating to Immunic AG, including statements about our three development programs and the targeted diseases, our plans for the development of for IMU-838, our existing and planned clinical trials and the clinical utility of Immunic’s therapeutic candidates. Risks and uncertainties that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: Immunic’s plans to develop and commercialize its product candidates, including IMU-838, IMU-935 and IMU-856; and the timing of Immunic’s planned clinical trials. Forward-looking statements are identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements should not be relied upon as predictions of future events as Immunic cannot assure investors that the events or circumstances reflected in these statements will be achieved or will occur. The forward-looking statements in this press release represent Immunic’s views as of the date of this press release. Immunic anticipates that subsequent events and developments will cause its views to change. Immunic may elect to update these forward-looking statements at some point in the future, however, it has no current intention of doing so except to the extent required by applicable law. Investors should, therefore, not rely on these forward-looking statements as representing Immunic’s views as of any date subsequent to the date of this press release.

Additional Information about the Proposed Transaction between Vital Therapies, Inc. and Immunic AG and Where to Find It

On January 6, 2019, Vital Therapies, Inc., a Delaware corporation (“Vital Therapies”), Immunic AG and the shareholders of Immunic entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which the shareholders of Immunic agreed to contribute all of the outstanding Immunic capital shares to Vital Therapies in exchange for shares of Vital Therapies common stock. In connection with this proposed transaction, Vital Therapies and Immunic intend to file relevant materials with the Securities and Exchange Commission, or the SEC, and Vital Therapies has filed a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus. The information in the preliminary proxy statement/prospectus is not complete and may be changed. The final proxy statement/prospectus will be sent to the stockholders of Vital Therapies. Investors and security holders of Vital Therapies and Immunic are urged to read the final proxy statement/prospectus (including any amendments or supplements thereto) and other documents filed with the SEC when they become available because they will contain important information about Vital Therapies, Immunic and the proposed transaction. In addition to receiving the proxy statement/prospectus and proxy card by mail, Vital Therapies stockholders will also be able to obtain the proxy statement/prospectus, as well as other filings containing information about Vital Therapies, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: Vital Therapies, Inc., 15222-B Avenue of Science, San Diego, CA, 92128, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Vital Therapies and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Vital Therapies’ stockholders with respect to the matters relating to the proposed transaction. Immunic may also be deemed a participant in such solicitation. Information regarding Vital Therapies’ executive officers and directors is available in Vital Therapies’ proxy statement on Schedule 14A for its 2018 annual meeting of stockholders, filed with the SEC on April 12, 2018. Information regarding any interest that Vital Therapies, Immunic or any of the executive officers or directors of Vital Therapies or Immunic may have in the transaction with Immunic is set forth in the preliminary proxy statement/prospectus that Vital Therapies has filed with the SEC in connection with its stockholder vote on matters relating to the proposed transaction.

Contact Information

Immunic AG

Jessica Breu

Manager IR and Communications

Am Klopferspitz 19

82152 Planegg-Martinsried, Germany

+49 89 250 0794 69

jessica.breu@immunic.de

Or

Rx Communications

Ina McGuinness

+1-805-427-1372

imcguinness@RxIR.com